UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

NOTIFICATION OF LATE FILING                     SEC FILE NUMBER: 0-27520


[ ] Form 10-K [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
Former Name if Applicable

     SDC INTERNATIONAL, INC.
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Address of Principal Office (Street and Number)

     251 Royal Palm Way, Suite 301
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City, State and Zip Code

     Palm Beach, FL 33480
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ] (b)   The subject annual report, semi-annual report, transition
          report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
          portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-
          Q, or portion thereof will be filed on or before the
          fifth calendar day following the prescribed due date; and
          [ ] (c)   The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is awaiting conversion of the financial statements recevied from its Bolivian ___________?
     from Bolivian accounting standards to United States
     Generally Acceptable Accounting Principles in order to complete its Form 10-Q for the period ended
     June 30, 2000.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Ronald Adams, Chairman          (561)         882-9300
          (Name)                        (Area Code)(Telephone Number)

     (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [X] Yes        [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

                         [ ] Yes        [X] No

          if so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SDC INTERNATIONAL, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 11, 2000                 BY:/s/Ronald Adams
                                      Ronald Adams, Chairman